UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 7, 2022

SECOND SIGHT MEDICAL PRODUCTS, INC.

(Exact name of registrant as specified in its charter)

California	001-36747	02-0692322
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

	13170 Telfair Ave Sylmar, California	91342
	(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (818) 833-5000

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock Warrants	EYES EYESW	Nasdaq Nasdaq

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

On June 7, 2022, Second Sight Medical Products, Inc. (the “Company”) notified certain warrant holders that June 20, 2022 is set as the record date of the shareholder meeting to vote on a fundamental transaction. A copy of the notice is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Forward-Looking Statements

Statements contained in Exhibit 99.1 that are not historical facts may be considered forward-looking statements under federal securities laws and may be identified by words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the proposed Merger and transactions contemplated by the propped Merger, any amendment by the Company to the record date, and delivery of any notice relating to the record date. Such forward-looking statements are based on the current beliefs of the Company’s and Nano Precision Medical, Inc. (“NPM”)’s respective management as well as assumptions made by and information currently available to them, which are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Actual outcomes and results may vary materially from these forward-looking statements based on a variety of risks and uncertainties including: the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement (as defined in Exhibit 99.1); the inability to obtain Company’s or NPM’s respective shareholder approval or the failure to satisfy other conditions to completion of the proposed Merger on a timely basis or at all; risks that the proposed Merger disrupts each company’s current plans and operations; the diversion of the attention of the respective management teams of Company and NPM from their respective ongoing business operations; the ability of either Company, NPM, or the combined company to retain key personnel; the ability to realize the benefits of the proposed Merger; the ability to successfully integrate NPM’s business with Company’s business or to integrate the businesses within the anticipated timeframe; the outcome of any legal proceedings that may be instituted against Company, NPM, or others following announcement of the proposed Merger; the amount of the costs, fees, expenses and charges related to the proposed Merger; the uncertainty of the impact of the COVID-19 pandemic and measures taken in response thereto; the effect of economic, market, or business conditions, including competition, consumer demand and the discretionary spending patterns of customers, or changes in such conditions, have on Company’s, NPM’s and the combined company’s operations, revenue, cash flow, operating expenses, employee hiring and retention, relationships with business partners, customer engagement, and retention and growth; the impact of changes in interest rates by the Federal Reserve and other central banks; the impact of potential inflation; and risks relating to the market value of Company’s common stock to be issued in the proposed Merger.

Other important factors and information are contained in Company’s most recent Annual Report on Form 10-K, including the risks summarized in the section entitled “Risk Factors,” Company’s most recent Quarterly Report on Form 10-Q, and Company’s other filings with the Securities and Exchange Commission (the “SEC”), which can be accessed at www.sec.gov. All forward-looking statements in Exhibit 99.1 are qualified by these cautionary statements and apply only as of the date they are made. Neither Company nor NPM undertakes any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It

This communication relates to a proposed business combination of Company and NPM that is the subject of a registration statement on Form S-4 filed by the Company with the SEC, which includes a proxy statement/prospectus. The registration statement on Form S-4, including the proxy statement/prospectus, provides full details of the proposed Merger and the attendant benefits and risks. This communication is not a substitute for the Registration Statement on Form S-4, including the proxy statement/prospectus, or any other document that Company may file with the SEC or send to their respective shareholders in connection with the proposed Merger. Investors and security holders are urged to read the registration statement on Form S-4, including the definitive proxy statement/prospectus, and all other relevant documents filed with the SEC or sent to Company’s or NPM’s shareholders because they contain important information about the proposed Merger. All documents are available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Company’s Investor Relations department at investors@secondsight.com.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

The Company and its respective directors and executive officers may be deemed to be participants in any solicitation of proxies in connection with the proposed business combination. Information about the Company’s directors and executive officers is available in the Company’s Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the registration statement on Form S-4, including the proxy statement/prospectus, and all other relevant materials to be filed with the SEC regarding the proposed Merger when they become available. Investors should read the registration statement on Form S-4, including the proxy statement/prospectus carefully before making any voting or investment decisions.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Notice of Record Date for Shareholder Vote on Fundamental Transaction.
104	The cover page of this Current Report on Form 8-K, formatted in Inline XBRL.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SECOND SIGHT MEDICAL PRODUCTS, INC.

Date: June 7, 2022	By:	/s/ Scott Dunbar
Scott Dunbar
Acting Chief Executive Officer